
April 21, 2017

James C. Pappas
Managing Member
JCP Investment Management, LLC
1177 West Loop South, Suite 1650,
Houston, Texas 77027

Re: Fiesta Restaurant Group, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 14, 2017 by JCP Investment Partnership LP, et al.
File Number: 001-35373

Dear Mr. Pappas,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 14, 2017

Cover Letter to Stockholders

1.   Please disclose, or provide us with, the factual foundation for this assertion:

- "Our interests are fully aligned with the interests of all Fiesta stockholders."

General

2.   Please provide pagination for the proxy statement, or advise. Refer to Rule 14a-5(a).

3.   The cover letter addressed to stockholders indicates that "[t]he attached Proxy Statement and [ ] proxy card are first being furnished to the stockholders on or about ____, 2017." Please move this representation into the proxy statement as required by Rule 14a-6(d). The term "proxy statement" is defined in Rule 14a-1(g) and does not include the cited cover letter.

4. We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website in brackets. In light of the "furnished" language cited in the previous comment, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Reasons for the Solicitation

5. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:

    - "The current directors of Fiesta have presided over prolonged underperformance and must be held accountable for the massive destruction of value that has occurred under their watch."; and

    - "The Board does not appear to know what to do with Taco Cabana, the largely Texas-based restaurant."; and

    - "We believe the Board's ineffectiveness at tackling the persistent destruction of stockholder value is in large part a function of a troubling misalignment of interests between the directors and Fiesta's stockholders."

    Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation to support the statement. Please provide us with the factual foundation upon which the participants relied to compose the bulleted list that appears in this section, or revise to delete the assertions. See Note b. to Rule 14a-9.

Lack of Growth in Franchise Program

6. Please disclose, or provide us with, the factual foundation for this assertion:

    - "We believe there is potential to grow franchise revenue substantially, and we question why the Board has not pushed management to take advantage of these opportunities."

Additional Participant Information

7. Please present all of the beneficial ownership information required by, and in the format expected by, Item 6(d) and corresponding Item 403 of Regulation S-K, or revise to make clear that the participants are relying on Rule 14a-5(c). Refer to Item 6 of Schedule 14A.

Form of Proxy

8. The form of proxy states "JCP intends to use this proxy to vote (i) "FOR" Messrs. Morlock and Pappas…." Please revise to reconcile with your disclosure that the proxy will be voted as directed. Refer to Rule 14a-4(e).

9. Please remove the brackets regarding the anticipated use of discretionary authority with respect to Proposals Nos. 2 and 3. Refer to Rule 14a-4(b).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steve Wolosky, Esq.
Ryan Nebel, Esq.
Olshan Frome Wolosky LLP